Direct Dial:  216.348.5411

E-mail:  mmeaney@mcdonaldhopkins.com

August 20, 2011

Ms. Christine DiAngelo

Office of Disclosure and Review

Securities and Exchange Commission

Washington, D.C.  20549

diangeloc@sec.gov

RE:

Ancora Trust

Investment Company Act File No. 811-21418

Dear Ms. DiAngelo:

This letter responds to comments provided by you in our telephone conference of July 17, 2012 with respect to Ancora Trust’s Form N-CSR for the year ended December 31, 2011 and related filings.

1.

You suggested that the Form N-Q filed April 13, 2012 should have been marked as unaudited and that the filing needs to include disclosure with respect to Reg S-X article 12-12 Footnote 8.  Future filings will include the “unaudited” designation and will contain the tax cost and gross unrealized appreciation/depreciation on a tax basis for each Fund.

2.

You noted that the Fund’s website incorrectly contained a link to the Form N-PX for the year ended June 30, 2010.  The website has been updated with a link to the Form N-PX for the year ended June 30, 2011 and will be further updated within a link to the Form N-PX for the year ended June 30, 2012 as soon as such filing is made.

3.

You commented that the Management’s Discussion of Fund Performance with the Annual Report to Shareholders needed to contain a more detailed discussion of the factors that materially affected the Fund’s performance.  Future reports will be enhanced to ensure full compliance with Item 27(b)(7) of Form N-1A.

4.

You noted that the Schedules of Investments of the Equity and Special Opportunity funds show that at December 31, 2011 such funds had invested 18.6% and 23.6%, respectively,in “Investment Companies”, although investment in such securities are not listed in the Prospectus for either fund as a “Principal Investment Strategy”.

The Statement of Additional Information does describe investing in closed-end funds as an investment strategy of the Funds.  The levels of investment in such securities have increased from prior years.  In the annual amendment to the Form N-1A following the end of the 2012 fiscal year, the Funds will revise the Prospectus to contain a description of investments in closed-end funds as a principal investment strategy.

5.

You commented that, based on the Schedule of Investments of the Special Opportunity Fund, such Fund did not appear to satisfy the definition of a “diversified company” under Section 5(b) of the Investment Company Action of 1940.  However, we note that such definition does specify that “securities of other investment companies” are included in the 75% category.  When such securities are included, we believe that the test was satisfied.

6.

You commented that in the Schedule of Investments of the MicroCap Fund, affiliate security footnote disclosure was not in accordance with Reg. S-X 12-14.  The required additional schedule showing the rollforward of share ownership for each affiliated holding will be included in future filings.

7.

You commented that under Reg. S-X, separate disclosure of payables to directors or trustees should occur.  Ancora will break out the payables to the directors and trustees in future filings.

8.

You commented that par value per share disclosure should be included in the Statement of Assets and Liabilities.  This disclosure will be made in the future.

9.

You inquired whether Income Fund shareholders were notified pursuant to Section 19(a) that a portion of distributions paid to them were a return of capital.  Such information is provided to brokerage firms who hold Fund shares so that they can provide the proper statements to shareholders.  Such information is also provided to shareholders who hold accounts directly with the Fund.

10.

You questioned whether Note 3 to the financial statements properly addressed the valuation of shares of closed-end funds.  Shares of closed-end funds are equity securities (common stock) and per Note 3 are valued using market quotations furnished by a pricing service.  In future filings, Ancora will specifically include closed-end funds (in addition to real estate investment trusts) as an example of common stocksin Note 3.

11.

Also in Note 3, you commented that fair value disclosure needed to include a schedule of assets that transfer between all levels.  This requirement was not effective for the Funds for the 2011 Annual Report but is now effective and will be included in the future.

12.

You noted that in the Annual Report, the discussion of the renewal of the Management Agreement contains the following paragraph:

Investment Performance.  The Board also reviewed the investment performance of the Funds for various periods since inception.  Generally, the Funds performed close to or above the comparable indexes.  Overall, the Board determined that the performance of the Funds has been satisfactory.

You inquired as to the accuracy of this statement in view of the returns as of December 31, 2011.  However, at the time of the Board’s determination in August, 2011, such returns were not yet available.  It is believed that the statement in the Annual Report was in fact supported by the most recent return information available to the Board, i.e., as of June 30, 2011.

13.

The Annual Report Fund Expense Example contained values that were not in agreement with your recalculations.  It appears that the calculation you provided multiplies the semi-annual number by 2 to get the annual number.  However, the first six months of the year has 181 days while the second half of the year has 184 days.  Thus, our use of the actual days in each of the semi-annual periods is causing the slight difference you are asking about as compared to the manner in which you have calculated your values.  We believe that our method is more accurate and considered best practice.  As a result, we expect to continue to utilize our calculation methods in the future.

14.

In the Prospectus dated April 30, 2012, you noted differences in the calculation of the Expense Example for the Special Opportunity Fund.  Our efforts to recalculate these values based on utilization of the expense ratios used in the annual report plus the fees and expenses of acquired funds contained in the prospectus (reported in the Fees and Expenses table as 3.03% and 2.53%) generates a result that is in agreement with your values. Our original values were slightly off due to picking up an incorrect input into the calculation but will be corrected with our next annual amendment to the registration statement.

Ancora Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Meaney